--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                               (AMENDMENT NO. 1)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          URBAN SHOPPING CENTERS, INC.

                       (Name of Subject Company (Issuer))

                           RODAMCO NORTH AMERICA N.V.
                           RODAMCO NORTH AMERICA B.V.
                           HEXALON REAL ESTATE, INC.
                             HEAD ACQUISITION, L.P.
                             HEAD ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                         ------------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  917060 10 5
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                                 GERALD E. EGAN
                            CHIEF EXECUTIVE OFFICER
                           HEXALON REAL ESTATE, INC.
                     950 EAST PACES FERRY ROAD, SUITE 2275
                             ATLANTA, GEORGIA 30326
                           TELEPHONE: (404) 266-1002

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                         ------------------------------

                                                      COPIES TO:

        STEVEN J. GAVIN, ESQ.                  CHARLES W. MULANEY, JR.                EDWARD J. SCHNEIDMAN, ESQ.
           WINSTON & STRAWN                 SKADDEN, ARPS, SLATE, MEAGHER                MAYER, BROWN & PLATT
         35 WEST WACKER DRIVE                     & FLOM (ILLINOIS)                    190 SOUTH LASALLE STREET
       CHICAGO, ILLINOIS 60601                  333 WEST WACKER DRIVE                  CHICAGO, ILLINOIS 60603
      TELEPHONE: (312) 558-5600                CHICAGO, ILLINOIS 60606                TELEPHONE: (312) 782-0600
                                              TELEPHONE: (312) 407-0700

                         ------------------------------

                           CALCULATION OF FILING FEE

--------------------------------------------------------       --------------------------------------------------------
                 TRANSACTION VALUATION*                                          AMOUNT OF FILING FEE
--------------------------------------------------------       --------------------------------------------------------
                   $1,054,169,664.00                                                 $210,834.00

* Estimated for purposes of calculating the amount of filing fee only. This calculation assumes the purchase of all outstanding shares of Urban Shopping Centers, Inc.'s stock at a price per share of $48.00 in cash. As of September 25, 2000, there were issued and outstanding (i) 17,781,018 shares of common stock, par value $.01 per share, (ii) 407,935 shares of unit voting common stock, par value $.01 per share, (iii) 2,999,400 shares of Series A cumulative convertible redeemable preferred stock, par value $.01 per share, and (iv) 773,515 shares of Series B cumulative convertible redeemable preferred stock, par value $.01 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $210,834.

Form or Registration No.: Schedule TO (File No. 005-42973).

Filing Party: Rodamco North America N.V.; Rodamco North America B.V.; Hexalon
              Real Estate, Inc.; Head Acquisition, L.P.; and Head Acquisition Corp.

Date Filed: October 2, 2000.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    Rodamco North America N.V., Rodamco North America B.V., Hexalon Real
Estate, Inc., Head Acquisition, L.P. ("Head Acquisition LP") and Head Acquisition Corp. hereby amend and supplement their Tender Offer Statement on Schedule TO, filed on October 2, 2000 (the "Schedule TO"), with respect to Head Acquisition LP's Offer for all of the issued and outstanding (i) Public Common Shares, including the associated Rights, (ii) Unit Voting Shares, including the associated Rights, (iii) Series A Preferred Shares and (iv) Series B Preferred Shares of Urban Shopping Centers, Inc., as set forth in this Amendment No. 1. Unless otherwise indicated, all capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Schedule TO.

ITEMS 1 THROUGH 9, 11 AND 12.

    Items 1-9, 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

    (1) The first sentence of the fourth paragraph of the section of the Offer to Purchase entitled "Terms of the Offer; Expiration Date" is hereby amended and restated in its entirety as follows:

        "Notwithstanding any other provision of the Offer, neither Head Acquisition LP nor Head Acquisition Corp shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Head Acquisition LP or Head Acquisition Corp to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer as to any tendered Shares if (i) the Minimum Condition shall not have been satisfied or (ii) any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall not have expired or been terminated prior to the expiration of the Offer or (iii) at any time after the date of the Merger Agreement and prior to the expiration of the Offer, any of the events specified in paragraphs (a) through (h) of Section 15 hereof shall occur and be continuing or any of the conditions specified therein exists which in the reasonable judgment of Head Acquisition LP or Head Acquisition Corp, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer or payment for or the acceptance for payment of the Shares (tendered and not withdrawn pursuant to the Offer)."

    (2) The last paragraph of the section of the Offer to Purchase entitled "Certain Information Concerning Urban" is hereby amended and restated in its entirety as follows:

        "Although we have no knowledge that any such information is untrue, we are unable to verify the accuracy or completeness of information contained in this Offer to Purchase with respect to Urban or any of its subsidiaries or affiliates."

    (3) The lead-in portion of the first paragraph of the section of the Offer to Purchase entitled "Conditions of the Offer" is hereby amended and restated in its entirety as follows:

        "Notwithstanding any other provision of the Offer, neither Head Acquisition LP nor Head Acquisition Corp shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Head Acquisition LP or Head Acquisition Corp to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer as to any tendered Shares if (i) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer Common Shares entitled to cast at least 66 2/3% of the votes entitled to be cast on the Merger (the "Minimum Condition") or
    (ii) any applicable waiting period (and any extension thereof) under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or
    (iii) at any time after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following events shall occur and be continuing or conditions exists:"

    (4) The last paragraph of the section of the Offer to Purchase entitled "Conditions of the Offer" is hereby amended and restated in its entirety as follows:

    "The foregoing conditions are for the sole benefit of Head Acquisition LP and Head Acquisition Corp and may (subject to the terms of the Merger Agreement) be asserted or waived by Head Acquisition LP or Head Acquisition Corp, in whole or in part, at any time and from time to time prior to the expiration of the Offer, in the sole discretion of Head Acquisition LP or Head Acquisition Corp, as the case may be. The failure by Head Acquisition LP or Head Acquisition Corp at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer. All conditions to the Offer, other than those dependent upon the receipt of necessary governmental approvals, must be satisfied or waived prior to the expiration of the Offer."

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       RODAMCO NORTH AMERICA N.V.

                                                       By:     /s/ DANIEL S. WEAVER

                                                       Name:   Daniel S. Weaver

                                                       Title:  Managing Director and Chief Financial
                                                               Officer

                                                       Dated:  October 13, 2000

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       RODAMCO NORTH AMERICA B.V.

                                                       BY: RODAMCO NORTH AMERICA N.V.,
                                                          its sole director

                                                       By:     /s/ DANIEL S. WEAVER

                                                       Name:   Daniel S. Weaver

                                                       Title:  Managing Director and Chief Financial
                                                               Officer

                                                       Dated:  October 13, 2000

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       HEXALON REAL ESTATE, INC.

                                                       By:     /s/ DANIEL S. WEAVER

                                                       Name:   Daniel S. Weaver

                                                       Title:  Vice President

                                                       Dated:  October 13, 2000

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       HEAD ACQUISITION, L.P.

                                                       By:     HEXALON REAL ESTATE, INC.,
                                                               its General Partner

                                                       By:     /s/ Daniel S. Weaver

                                                       Name:   Daniel S. Weaver

                                                       Title:  Vice President

                                                       Dated:  October 13, 2000

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       HEAD ACQUISITION CORP.

                                                       By:     /s/ Daniel S. Weaver

                                                       Name:   Daniel S. Weaver

                                                       Title:  Secretary, Treasurer and Vice President

                                                       Dated:  October 13, 2000